LINUX GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

February 28, 2006 and 2005

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675

telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND STOCKHOLDERS OF LINUX GOLD CORP.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheet of Linux Gold Corp. (An Exploration Stage Company) as of February 28, 2006 and the related consolidated statements of loss, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We also have audited the adjustments described in Note 13 that were applied to restate the 2005 and 2004 financial statements to correct an error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 and 2004 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 and 2004 financial statements taken as a whole.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at February 28, 2006 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in note 2 to the financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. Management plans in regard to these matters are also described in note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada
June 12, 2006

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	February 28
	2006	2005

ASSETS
Current
Cash and cash equivalents	$396,049	$398,433
Amounts receivable	53,417	49,550
Marketable securities	72,000	70,000
Prepaid expenses and deposits	10,999	6,200
Total Current Assets	532,465	524,183
Property and Equipment (Note 4)	10,175	20,525

Total Assets	$542,640	$544,708

LIABILITIES
Current
Accounts payable	$142,943	$100,868
Accrued liabilities	26,643	32,395
Accrued liabilities to related parties (Note 6(a))	88,815	74,560
Due to related parties (Note 6(b))	204,394	188,156
Total Liabilities	462,795	395,979

Commitments (Note 10)

STOCKHOLDERS’ EQUITY

Common Stock and Paid-in Capital (Note 7)
200,000,000 Shares authorized with no par value
68,287,773 Issued and outstanding (2005 –64,951,523)	9,005,424	8,277,425

Donated Capital	295,195	263,473

Accumulated Other Comprehensive Loss	(8,000)	(10,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(1,688,629)	(858,024)
Total Stockholders’ Equity	79,845	148,729

Total Liabilities and Stockholders’ Equity	$542,640	$544,708

Approved by the Directors:

“J. Robertson”	“J. Lorette”
J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements.)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)

				Cumulative
				From Inception
	Years Ended			May 1, 2003
				Through
	February 28,	February 28,	February 29,	February 28,
	2006	2005	2004	2006

General and Administrative Expenses
Amortization of property
and equipment	$10,686	$5,346	$–	$16,032
Consulting and subcontract	133,953	233,789	173,555	541,297
Filing and regulatory fees	14,632	26,103	26,113	66,848
Foreign exchange (recovery)	6,407	6,877	(38,254)	(24,970)
Imputed interest (Note 6(b))	31,722	35,013	22,960	89,695
Management and directors’
fees (Note 6(a))	30,000	30,250	34,500	94,750
Office, rent and telephone
(Note 6(a))	198,856	193,522	61,839	454,217
Professional fees	54,909	42,235	27,662	124,806
Travel	23,902	39,750	3,902	67,554
Less: Interest income	(4,053)	(1,858)	(624)	(6,535)
	501,014	611,027	311,653	1,423,694

Natural Resources
Exploration costs	309,091	137,342	61,298	507,730
Mineral acquisition costs	20,500	45,571	60,346	126,418
	329,591	182,913	121,644	634,148

Loss from Continuing Operations	(830,605)	(793,940)	(433,297)	(2,057,842)

Income from Discontinued Operations	–	–	369,213	369,213

Net Loss for the Period	$(830,605)	$(793,940)	$(64,084)	$(1,688,629)

Basic and Diluted Loss Per Share	$(0.01)	$(0.01)	$–

Weighted Average Number of Common
Shares Outstanding	64,981,000	61,345,000	58,664,000

(The accompanying notes are an integral part of these consolidated financial statements.)

LINUX GOLD CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Deficiency
Period from Inception May 1, 2004 to February 28, 2006
(Expressed in Canadian Dollars)

					Deficit
		Common		Deficit	Accumulated
	Shares of	Stock and		Accumulated	During the	Other	Total
	Common Stock	Paid-in		from Prior	Exploration	Comprehensive	Stockholders’
	Issued	Capital	Donated Capital	Operations	Stage	Income (Loss)	Deficiency

Balance from prior operations,
March 1, 2003	57,458,413	$6,804,412	$205,500	$(7,524,145)	$–	$–	$(514,233)
Common stock issued for mineral property	175,000	17,500	–	–	–	–	17,500
Common stock issued for services	1,000,000	100,000	–	–	–	–	100,000
Common stock issued for settlement of
rent obligation	200,000	19,200	–	–	–	–	19,200
Options exercised	150,000	19,812	–	–	–	–	19,812
Warrants exercised	1,300,000	280,922	–	–	–	–	280,922
Imputed interest	–	–	22,960	–	–	–	22,960
Marketable securities adjustment	–	–	–	–	–	44,000	44,000
Net loss for period	–	–	–	–	(64,084)	–	(64,084)

Balance, February 29, 2004	60,283,413	7,241,846	228,460	(7,524,145)	(64,084)	44,000	(73,923)
Common stock issued for mineral property	125,000	45,384	–	–	–	–	45,384
Common stock issued for cash	4,205,610	860,089	–	–	–	–	860,089
Options exercised	87,500	10,606	–	–	–	–	10,606
Warrants exercised	250,000	37,500	–	–	–	–	37,500
Imputed interest	–	–	35,013	–	–	–	35,013
Stock based-compensation	–	82,000	–	–	–	–	82,000
Marketable securities adjustment	–	–	–	–	–	(54,000)	(54,000)
Net loss for year	–	–	–	–	(793,940)	–	(793,940)

Balance, February 28, 2005	64,951,523	$8,277,425	$263,473	$(7,524,145)	$(858,024)	$(10,000)	$148,729

(The accompanying notes are an integral part of these consolidated financial statements. )

LINUX GOLD CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Deficiency (Continued)
Period from Inception May 1, 2004 to February 28, 2006
(Expressed in Canadian Dollars)

					Deficit
		Common		Deficit	Accumulated
	Shares of	Stock and		Accumulated	During the	Other	Total
	Common Stock	Paid-in		from Prior	Exploration	Comprehensive	Stockholders’
	Issued	Capital	Donated Capital	Operations	Stage	Income (Loss)	Deficiency

Balance, February 28, 2005	64,951,523	$8,277,425	$263,473	$(7,524,145)	$(858,024)	$(10,000)	$148,729
Common stock issued for mineral property	50,000	20,500	–	–	–	–	20,500
Common stock issued for cash	3,100,000	672,556	–	–	–	–	672,556
Options exercised	93,750	10,838	–	–	–	–	10,838
Warrants exercised	92,500	21,825	–	–	–	–	21,825
Imputed interest	–	–	31,722	–	–	–	31,722
Stock based-compensation	–	2,280	–	–	–	–	2,280
Marketable securities adjustment	–	–	–	–	–	2,000	2,000
Net loss for year	–	–	–	–	(830,605)	–	(830,605)

Balance, February 28, 2006	68,287,773	$9,005,424	$295,195	$(7,524,145)	$(1,688,629)	$(8,000)	$79,845

(The accompanying notes are an integral part of these consolidated financial statements. )

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

				Cumulative
				From Inception
	Years Ended			May 1, 2003
				Through
	February 28,	February 28,	February 29,	February 28,
	2006	2005	2004	2006

Cash Flows Used In Operating Activities
Net loss for the period	$(830,605)	$(793,940)	$(64,084)	(1,688,629)

Items not involving cash
Amortization of property
and equipment	10,686	5,346	–	16,032
Imputed interest	31,722	35,013	22,960	89,695
Stock-based compensation	2,280	82,000	–	84,280
Shares issued for services	20,000	–	100,000	120,000
Shares issued for mineral
properties	20,500	22,000	17,500	60,000
Shares issued for settlement of
rent obligation	–	–	19,200	19,200
Write-off of subsidiary’s
accounts payable	–	–	(369,213)	(369,213)
	(745,416)	(649,581)	(273,637)	(1,668,634)
Changes in non-cash working capital
Accounts receivable	(3,867)	(41,981)	(5,986)	(51,834)
Prepaid expenses	(4,799)	27,009	(33,209)	(10,999)
Accounts payable and
accrued liabilities	36,323	3,359	(55,777)	(16,095)
Accrued liabilities to related
parties	14,255	38,560	36,000	88,815
Advances from (repayments
to) related parties	–	(42,474)	178,574	136,100
	41,912	(15,527)	119,602	145,987
Cash Used in Operating Activities	(703,504)	(665,108)	(154,035)	(1,522,647)

Cash Flows Used In Investing Activities
Purchase of property and
equipment	(337)	(19,871)	(6,000)	(26,208)

Cash Flows Provided By Financing Activities
Advances from related parties	16,238	–	–	16,238
Private placement costs	(42,571)	–	–	(42,571)
Proceeds from sale of
common stock	727,790	931,580	300,733	1,960,103
	701,457	931,580	300,733	1,933,770

(Decrease) Increase in Cash and
Cash Equivalents	(2,384)	246,601	140,698	384,915

Cash and Cash Equivalents,
Beginning of Period	398,433	151,832	11,134	11,134

Cash and Cash Equivalents,
End of Period	$396,049	$398,433	$151,832	396,049

NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 11)

(The accompanying notes are an integral part of these consolidated financial statements.)

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, elective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, as of March 1, 2003, the Company is considered an exploration stage company.

2.	GOING-CONCERN

These consolidated financial statements have been prepared by management on the basis of generally accepted accounting principles applicable to a “going-concern”, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has an accumulated deficit during the exploration stage of $1,688,629 and total since inception of $9,133,381, has not yet commenced revenue-producing operations, and has significant expenditure requirements to continue to advance its exploration and development activities.

These consolidated financial statements do not reflect adjustments that would be necessary if the going-concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the going-concern assumption used in preparing these consolidated financial statements. Management intends to raise additional capital through share issuances to finance operations and invest in other business opportunities.

If the going-concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

The continuation of the Company as a going-concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company’s interest in the underlying properties, and the attainment of profitable operations. These consolidated financial statements have been prepared on a going-concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles. The Company is an exploration stage company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”.

	b)	Principles of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary, LinuxWizardry Inc., a US corporation. All significant intercompany balances and transactions have been eliminated.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The financial statements of the Company are translated to Canadian dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Foreign currency transactions are primarily undertaken in U.S. dollars. Monetary assets and liabilities denominated in U.S. dollars are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	e)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

	f)	Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on fair market value at the date of grant. Alternatively, a company may account for granted stock awards to employees under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", and disclose pro forma income amounts, which would have resulted from recognizing such awards at the fair market value. The Company has elected to account for stock-based compensation for employees under APB No. 25 and make the required pro forma disclosures for compensation expense in accordance with SFAS No. 123. The Company accounts for stock issued for services to non-employees in accordance with SFAS No. 123. Compensation expense is based on the fair market value for stock award or fair market value of the goods and services received, whichever is more reliably measurable.

The options are granted for services provided to the Company. The fair value of the employees’ purchase rights under SFAS 123 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

		Years Ended
	February 28,	February 28,	February 29,
	2006	2005	2004

Risk-free interest rate	N/A	3.38%	5.80%
Expected volatility	N/A	154%	50%
Expected dividends	N/A	–	–
Expected option life (in years)	N/A	3	0.50

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Stock-Based Compensation (Continued)

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for the years ended February 28, 2005 and 2004 would have been as follows:

		Years Ended
	February 28,	February 28,	February 29,
	2006	2005 restated	2004 restated

Net loss — as reported	$(830,605	$(793,940)	$(64,084)
Add: Stock-based compensation expense included in net loss -
as reported	N/A	82,000	–
Deduct: Stock-based compensation expense determined
under fair value method	N/A	(96,000)	(9,186)

Net loss — pro forma	$(830,605)	$(807,940)	$(73,270)

Net loss per share (basic and diluted) — as reported	$(0.01)	$(0.01)	–
Net loss per share (basic and diluted) — pro forma	$(0.01)	$(0.01)	–

g)	Exploration Expenditures

The Company is in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of a mining operation and administrative expenses are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of a mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and the fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristic of mineral interests. The Company has investigated ownership of its mineral interests, and to the best of its knowledge, ownership of its interests is in good standing.

h)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

i)	Assets Retirement Obligations

The basis of this policy is the recognition of a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, when one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re- measurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Assets Retirement Obligations (Continued)

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in  the means of reclamation, or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

Although the Company has begun drilling, a reasonable estimate cannot be made at this time, therefore, no liability has been recorded. There is no effect on prior years as a result of adopting this new recommendation.

	j)	Financial Instruments

		i)	Fair value

The carrying values of cash and cash equivalents, marketable securities and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

		ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

		iii)	Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash. To manage the risk, cash is placed with major financial institutions.

		iv)	Currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time. At February 28, 2006, the Company held foreign currencies of CDN $381,663 (US $323,436) (2005 – CDN $(19,116), US $(15,782)).

	k)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	l)	Marketable Securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. Substantially all investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity, net of applicable taxes and other adjustments. The Company regularly reviews investment securities for impairment based on criteria that include the extent to which the carrying value of the investments exceeds its related market value, the duration of the market decline, the Company’s ability to hold to recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	m)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

	n)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at February 28, 2006 and February 28, 2005, the Company’s only component of comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

		Years Ended
	February 28,	February 28,	February 29,
	2006	2005 restated	2004 restated
Net loss for the year	$(830,605)	$(793,940)	$(64,084)

Other comprehensive income (loss)
Unrealized holding gain (loss) on investments	2,000	(54,000)	34,000
Comprehensive loss for the year	$(828,605)	$(847,940	$(30,084)

o)	Property and Equipment

Property and equipment consists of office furniture, computer equipment and vehicle, which are recorded at cost. Office furniture is amortized on a declining-balance basis at 20% per annum, computer equipment is amortized on a straight-line basis over three years, and the vehicle is amortized on a declining-balance basis at 30% per annum.

p)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non- monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	p)	Recent Accounting Pronouncements (Continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

The FASB has issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”, and No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”, but they will not have any relationship to the operations of the Company therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

4.	PROPERTY AND EQUIPMENT

	February 28, 2006
		Accumulated	Net Carrying
	Cost	Amortization	Value

Computer hardware	$25,358	$25,358	$–
Office furniture	1,408	898	510
Vehicle	15,531	5,866	9,665

	$42,297	$32,122	$10,175

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

4.	PROPERTY AND EQUIPMENT (Continued)

	February 28, 2005
		Accumulated	Net Carrying
	Cost	Amortization	Value

Computer hardware	$25,021	$18,323	$6,698
Office furniture	1,408	782	626
Vehicle	15,531	2,330	13,201

	$41,960	$21,435	$20,525

5.	MINERAL PROPERTIES

	February 28, 2006
		British
	Alaska	Columbia	China	Total

Acquisition costs:	$–	$20,500	$–	$20,500

Exploration and development costs:
Staking and recording fees	33,938		–	33,938
Geological consulting	229,442	3,875	–	233,317
Transportation	41,836	–	–	41,836

Incurred during the year	$305,216	$24,375	$–	$329,591

		February 28, 2005
		British
	Alaska	Columbia	China	Total

Acquisition costs:	$1,023	$16,385	$39,000	$56,408

Exploration and development costs:
Field supplies and other	99	–	5,901	6,000
Assaying	–	1,059	7,603	8,662
Staking and recording fees	2,264	4,066	26,602	32,932
Geological consulting	–	4,560	46,555	51,115
Transportation	–	–	27,796	27,796

Incurred during the year	$3,386	$26,070	$153,457	$182,913

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	a)	Alaska Mineral Properties

i)

Fish Creek Property: The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original Fish Creek Claims agreement until March 7, 2007. Teryl will issue 100,000 common shares to the Company, and also agrees to expend a minimum of US$500,000 within two years from the date of this amending agreement. All other terms of the original agreement remain the same.

		ii)	Granite Mountain Property: The Company staked three claim blocks consisting of a total of 148 mining claims located in the state of Alaska.

	b)	British Columbia Mineral Properties

		i)	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a)	The Company must pay $30,000 in various stages to December 1, 2004 (paid).

			b)	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III (issued).

			c)	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

		ii)	ORO Property: The Company acquired the ORO claim (20 units) in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a)	The Company paid $10,000 and issued 100,000 common shares.

			b)	The vendor will retain a 2% NSR. The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company is entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

	c)	China Mineral Property

On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

i)

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, whichever is greater. The Company is currently in Phase I.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

ii)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase I.

	iii)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

6.	RELATED PARTY TRANSACTIONS

	a)	All related party transactions are in the normal course of business and have been measured at their exchange amounts. The Company incurred the following transactions during the year:

i)

Pursuant to a management services agreement, the Company accrued management fees of $30,000 (2005 - $30,000) to a company where the President of the Company is a director. These amounts are included in accrued liabilities at February 28, 2006.

		ii)	The Company paid a director’s fee of $12,000 (2005 - $12,000) to the President of the Company.

		iii)	Refer to Note 5(a) for a joint venture agreement with a related company.

		iv)	Refer to Note 5(b) for ownership of mineral claims.

		v)	At February 28, 2006, the Company is indebted in the amount of $88,815 (2005 - $74,560) representing unpaid management fees and rent to a company where the President of the Company is a director.

These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $31,922 (2005 - $35,013) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28,	Advances	February 28,
	2005	(Repayments)	2006

Access Information Services, Inc.	$48,287	$–	$48,287
IAS Communications Inc.	(3,151)	–	(3,151)
JGR Petroleum, Inc.	64,599	1,500	66,099
J. Robertson, President and CEO	–	3,029	3,029
Rainbow Network	59,801	8,809	68,610
Reg Technologies Inc.	–	–	–
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	18,658	(37,316)	(18,658)
Teryl Resources Corp.	–	40,215	40,216

	$188,156	$16,237	$204,394

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

7.	COMMON STOCK

a)

During the year ended February 28, 2006, the Company completed a private placement and issued 3,000,000 units at a price of US$0.20 per unit for proceeds of $600,000. Each unit consists of one common share and one-half warrant. One whole warrant entitles the holder thereof to purchase an additional common share, exercisable for a period of two years from the date of closing, exercisable at a price of US$0.25 in the first year and US$0.30 in the second year. The 3,000,000 common shares and the common shares issued as part of the units upon conversion of the warrants are subject to a one-year hold period from the date of issuance of the units. The Company issued 100,000 shares and paid $42,571 in cash as a finder’s fee in connection with the private placement.

	b)	During the year ended February 28, 2006, the Company issued 50,000 common shares at a value of $0.41 per share pursuant to the mineral property agreement referred to in Note 5(b).

	c)	During the year ended February 28, 2005, the Company issued 25,000 common shares at a value of $0.19 per share pursuant to the mineral property option agreement referred to in Note 5(b).

d)

During the year ended February 28, 2005, the Company issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares at a value of $0.39 as a finder’s fee pursuant to the mineral property option agreement referred to in Note 5(c).

e)

During the year ended February 28, 2005, the Company completed a private placement and issued 2,777,777 units at a price of US$0.18 per unit for proceeds of $620,850 (US$500,000) before issue costs of $2,185. Each unit consisted of one common share and one warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.18 per share for a two-year period. The Company issued 208,333 shares as a finder’s fee in connection with this private placement offering.

f)

During the year ended February 28, 2005, the Company completed a private placement and issued 1,219,500 units at a price of US$0.15 per unit for proceeds of $241,424 (US$182,925). Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.20 per share in the first year and US$0.25 per share in the second year.

8.	WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	February 28, 2006		February 28, 2005
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price

Balance, beginning of year	3,563,527	US$ 0.21	863,500	US$ 0.33
Granted	1,500,000	US$ 0.25	3,387,527	US$ 0.18
Exercised	(92,500)	US$ 0.20	(250,000)	CDN$ (0.15)
Forfeited / Expired	(160,000)	US$ 0.23	(437,500)	US$ (0.20)

Balance, end of year	4,811,027	US$ 0.20	3,563,527	US$ 0.21

As at February 28, 2006, the following share purchase warrants were outstanding:

	Exercise	Years Ended
	Price	2006	2005

October 18, 2005	$ 0.20	0	160,000
July 6, 2006	$ 0.07	0	16,000
November 18, 2005/2006	$ 0.20/$ 0.25	533,250	609,750
December 6, 2006	$ 0.18	2,777,777	2,777,777
February 21, 2007/February 21, 2008	$ 0.25/$ 0.30	1,500,000	0
		4,811,027	3,563,527

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

9.	STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. A summary of the changes in the Company’s common share purchase options is presented below:

	February 28, 2006		February 28, 2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	3,587,500	US$ 0.11	3,575,000	US$ 0.09
Granted	–	–	900,000	US$ 0.22
Exercised	(93,750)	US$ 0.10	(87,500)	US$ (0.10)
Forfeited / Expired	(1,050,000)	US$ 0.20	(800,000)	US$ (0.14)

Balance, end of year	2,443,750	US$ 0.13	3,587,500	US$ 0.11

Additional information regarding options outstanding as at February 28, 2006 is as follows:

		Outstanding		Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number of	exercise
Exercise price	shares	life (years)	price	shares	price

US$ 0.00 – $ 0.10	1,893,750	2.27	US$ 0.10	1,893,750	US$ 0.10
US$ 0.11 – $ 0.20	325,000	2.21	US$ 0.18	325,000	US$ 0.18
US$ 0.21 – $ 0.30	225,000	1.73	US$ 0.30	225,000	US$ 0.30

	2,443,750	2.21	US$ 0.13	2,443,750	US$ 0.13

During the year ended February 28, 2006, the total stock-based compensation recognized under the fair value method was $2,280 (2005 - $82,000) using the Black-Scholes option pricing model (Note 3(f)).

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted:

	Years Ended February 28,
	2006	2005

Expected life (years)	5	3
Interest rate	3.07%	3.38%
Volatility	78%	154%
Dividend yield	–	–

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

10.	COMMITMENTS

The Company entered into a two-year lease agreement to rent 1,018 square feet of office space commencing April 1, 2004. Subsequent to year-end, the Company extended the agreement to June 1, 2006. Basic annual rent is $30,336. The future commitment is as follows:

2007
Basic rent	$3,816
Property taxes and operating expenses	3,768
$7,584

11.	NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended February 28, 2006:

	i)	50,000 common shares were issued with a fair market value of $20,500 as part consideration under the mineral property option agreement described in Note 5(c)(ii).

	ii)	100,000 common shares were issued for finder’s fees pursuant to a private placement agreement.

During the year ended February 29, 2005:

	i)	25,000 common shares were issued with a fair value of $4,750 as part consideration under the mineral property option agreements described in Note 5(b).

	ii)	50,000 common shares were issued with a fair market value of $19,500 as part consideration under the mineral property option agreement described in Note 5(c).

	iii)	50,000 common shares were issued with a fair market value of $19,500 for finder’s fees under the mineral property option agreement described in Note 5(c).

	iv)	208,333 common shares were issued for finder’s fees for a private placement offering (Note 7 (e)).

12.	INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

Year of		Year of
Loss	Amount	Expiration

2000	$ 164,000	2007
2001	1,223,000	2008
2002	239,000	2009
2003	28,000	2010
2004	347,000	2011
2005	399,000	2015
2006	361,000	2016

	$ 2,761,000

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

12.	INCOME TAXES (Continued)

Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2006	2005

Income tax benefit computed at Canadian statutory rates	$283,569	$271,051
Amortization in excess of capital cost allowance	(3,648)	(1,825)
Share issuance and financing costs	(14,534)	0
Non-deductible stock-based compensation	(778)	(27,995)
Non-deductible write-down of investment	(683)	18,436
Utilized (unrecognized) tax losses	(263,926)	(259,667)

Future income tax benefit	$0	$0

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Excess of book value over market value of marketable securities	$2,731	3,414
Excess of undepreciated capital cost over net book
value of fixed assets	$2,635	$1,825
Excess of unused exploration expenditures for Canadian
tax purposes over net book value of resource properties	456,457	343,934
Net losses carried forward	942,605	845,306

	1,404,428	1,194,479
Valuation allowance for future income tax assets	(1,404,428)	(1,194,479)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Expressed in Canadian Dollars)

13.	RESTATEMENT

During 2004, the Company accrued $3,000 of rent and $9,000 of director’s fees all of which had already been paid. Also, during 2005 the Company accrued $6,000 of rent and $12,000 of director’s fees all of which had also been paid.

During the years ended 2004 and 2005 the Company expensed $30,152 in each of the years. These amounts represent amortization of discount on convertible debt, which was settled in 2002. Since the debt was settled in 2002, these amounts along with the remaining unamortized balance of $19,091 should have been fully expensed when the debt was settled.

As a result of the above errors, prior period statements have been retroactively restated to reflect the reversal of such errors. The effect of this correction on net loss and related per share amounts is as follows:

	2005	2004

Net loss as previously reported	$(842,092)	$(106,234)
Over accrued rent	6,000	3,000
Over accrued director’s fees	12,000	9,000
Amortization of debt discount	30,152	30,150

Net loss as restated	$(793,940)	$(64,084)

Basic net loss per share, as previously reported	$(0.01)	$(0.01)
Prior period adjustments	0.00	0.00

Basic net loss per share, as restated	$(0.01)	$(0.01)

14.	SUBSEQUENT EVENTS

	a)	The Company signed a consulting agreement with CEOcast, Inc. on March 8, 2006 for investor relations services at $7,500 per month for six months, and 350,000 shares of the Company common stock.

b)

The Company completed a private placement financing of US$2,000,000 on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”). The Discount Notes were issued at an issue discount of 5%, are convertible into common stock at a conversion price of $0.40 per share and mature on November 8, 2007. The Company received proceeds of US$1,500,000 at closing with the remaining US$500,000 to be funded upon the filing of a resale registration statement with the United States Securities and Exchange Commission. The investors will also receive five-year warrants to purchase, in the aggregate, 5,000,000 shares of common stock at a conversion price of $0.50 per share and warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at a conversion price of $0.52 per share exercisable upon the earlier of one year after the effectiveness of the resale registration statement or May 8, 2016. The Company will receive approximately $1,825,000 net proceeds from this transaction. The funds will be used for continued exploration and development expenses on the Granite Mountain claims and for general working capital purposes.